ArcelorMittal announces the issuance of €400 million Floating Rate Notes and €500 million Fixed Rate Notes under its €6 billion EMTN Programme

Luxembourg, 9 April 2015 – ArcelorMittal ("ArcelorMittal" or "the Issuer") announces the issuance of €400 million Floating Rate Notes due 9 April 2018 and €500 million 3.00 per cent. Notes due 9 April 2021 (the "Notes").

The issuance closed today. The Notes were issued under ArcelorMittal’s €6 billion wholesale Euro Medium Term Notes Programme.

The proceeds of the issuance will be used for general corporate purposes.

Important note: This press release does not, and shall not, in any circumstances constitute a public offering by ArcelorMittal of the Notes nor an invitation to the public in connection with any offer. No communication and no information in respect of the issuance of the Notes may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required. The offering or purchase of the Notes may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

This press release is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003 (as amended and supplemented from time to time, including by Directive 2010/73/EU and any relevant implementing measures in any member State of the European Economic Area (the "Member States")), the ("Prospectus Directive"). The base prospectus of the €6 billion wholesale Euro Medium Term Programme of ArcelorMittal dated as of 20 March 2015 (the “Base Prospectus”) and the final terms prepared by the Issuer in connection with the issuance of the Notes have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (each, a "Relevant Member State") will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of the Notes may only do so in circumstances in which no obligation arises for the Issuer or the joint lead managers acting in connection with the issuance of the Notes to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. The Issuer and the joint lead managers acting in connection with the issuance of the Notes have not authorized the making of any offer of Notes in any other circumstances. The Base Prospectus and the final terms referred to above have been filed with the Commission de Surveillance du Secteur Financier of Luxembourg and the Luxembourg Stock Exchange, respectively.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA"). This press release is only being distributed to and is only directed at (i) persons who are outside the United Kingdom; (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the "Financial Promotion Order"); and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Financial Promotion Order (all such persons together being referred to as "Relevant Persons"). Any Notes will only be available to, and any invitation, offer, agreement to subscribe, purchase or otherwise acquire such Notes, or inducement to engage in any investment activity included within this press release is available only to, Relevant Persons and will be engaged in only with Relevant Persons. Anyone other than a Relevant Person must not act or rely on this press release or any of its contents.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The Notes have not been and will not be registered under the U.S. Securities act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the Notes would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Notes has been made or will be made in the United States.

In connection with the issuance of the Notes, Crédit Agricole Corporate and Investment Bank, in its capacity, as stabilising manager (or persons acting on behalf of any stabilising manager) may over-allot the Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the stabilising manager (or persons acting on behalf of the stabilising manager) will undertake stabilisation actions. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 calendar days after the issue date of the Notes and 60 calendar days after the date of the allotment of the Notes. Any stabilisation action or over-allotment must be conducted in accordance with all applicable laws and rules.